# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COREWEAVE, INC., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A Common Stock, par value $0.000005 per share
Address of issuer's principal executive offices: 290 West Mt. Pleasant Avenue, Suite 4100, Livingston, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001415889-25-013300
Filed by CIK 0002058067

## Reporting persons
- Brian Venturo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,885,980; shared voting power 18,146,561; sole dispositive power 9,885,980; shared dispositive power 18,146,561; aggregate amount beneficially owned 28,032,541 (6.2% of the class); the aggregate amount excludes certain shares
  Comment: The total reported in Rows 5 and 7 includes: (i) 285,327 shares of Class A common stock of CoreWeave, Inc. (the "Issuer") directly held by Mr. Venturo; (ii) 5,343,347 shares of Class B common stock of the Issuer directly held by Mr. Venturo; (iii) 4,245,920 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days of March 31, 2026; and (iv) 11,386 shares of Class A common stock subject to restricted stock units which shall vest within 60 days of March 31, 2026. The aforementioned stock options are exercisable for shares of Class A common stock and thereupon may be exchanged on a one-for-one basis for shares of the Issuer's Class B common stock pursuant to an agreement between Mr. Venturo and the Issuer. The reported total in Rows 6 and 8 includes: (i) 5,402,057 shares of Class B common stock held directly by the 2023 Venturo Family GRAT dated June 30, 2023 (the "2023 GRAT"); (ii) 1,788,596 shares of Class B common stock held directly by the Venturo Family 2024 Friends and Family GRAT (the "F&F GRAT"); (iii) 10,590,542 shares of Class B common stock held directly by West Clay Capital LLC ("West Clay"); (iv) 182,679 shares of Class A common stock held directly by the YOLO APV Trust (the "APV Trust"); and (v) 182,687 shares of Class A common stock held directly by the YOLO ECV Trust (the "ECV Trust"). Mr. Venturo serves as the trustee of the 2023 GRAT and the F&F GRAT, and as the managing member of West Clay, and he may be deemed to exercise voting and investment discretion over securities held by them in such capacities. Mr. Venturo also has the power to remove and replace the trustee of the APV Trust and the ECV Trust and may be deemed to have beneficial ownership of securities held by them by virtue of such power.
  
  As indicated in Row 10, pursuant to Rule 13d-4, Mr. Venturo expressly disclaims beneficial ownership of the securities reported herein as being held directly by his father-in-law, Mohammad Shafi, and the filing of this statement shall not be construed as an admission that Mr. Venturo is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of such securities.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on an aggregate total of 419,028,081 shares of the Issuer's Class A common stock outstanding as of January 31, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission (the "SEC") on March 2, 2026.
- Heather Shafi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,001,900; shared voting power 4,271,000; sole dispositive power 2,001,900; shared dispositive power 4,271,000; aggregate amount beneficially owned 6,272,900 (1.4% of the class)
  Comment: The total reported in Rows 5 and 7 includes 2,001,900 shares of Class B common stock held directly by Mr. Venturo's spouse, Ms. Shafi. The reported total in Rows 6 and 8 includes 4,271,000 shares of Class B common stock held directly by the Venturo Family GST Exempt Trust dated June 30, 2023 (the "GST Exempt Trust"). Ms. Shafi serves as trustee of the GST Exempt Trust and in such capacity may be deemed to exercise voting and investment discretion over securities held by it.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 419,028,081 shares of the Issuer's Class A common stock outstanding as of January 31, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 2, 2026.
- 2023 Venturo Family GRAT dated June 30, 2023: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 5,402,057; sole dispositive power 0; shared dispositive power 5,402,057; aggregate amount beneficially owned 5,402,057 (1.2% of the class)
  Comment: The reported total in Rows 6 and 8 includes 5,402,057 shares of Class B common stock held directly by the 2023 GRAT. Mr. Venturo serves as trustee of the 2023 GRAT and in such capacity may be deemed to exercise voting and investment discretion over securities held by it.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 419,028,081 shares of the Issuer's Class A common stock outstanding as of January 31, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 2, 2026.
- Venturo Family 2024 Friends and Family GRAT: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 1,788,596; sole dispositive power 0; shared dispositive power 1,788,596; aggregate amount beneficially owned 1,788,596 (0.4% of the class)
  Comment: The reported total in Rows 6 and 8 includes 1,788,596 shares of Class B common stock held directly by the F&F GRAT. Mr. Venturo serves as trustee of the F&F GRAT and in such capacity may be deemed to exercise voting and investment discretion over securities held by it.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 419,028,081 shares of the Issuer's Class A common stock outstanding as of January 31, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 2, 2026.
- Venturo Family GST Exempt Trust dated June 30, 2023: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 4,271,000; sole dispositive power 0; shared dispositive power 4,271,000; aggregate amount beneficially owned 4,271,000 (0.9% of the class)
  Comment: The reported total in Rows 6 and 8 includes 4,271,000 shares of Class B common stock held directly by the GST Exempt Trust. Mr. Venturo's spouse serves as trustee of the GST Exempt Trust, and in such capacity may be deemed to exercise voting and investment discretion over securities held by it.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 419,028,081 shares of the Issuer's Class A common stock outstanding as of January 31, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 2, 2026.
- West Clay Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,590,542; sole dispositive power 0; shared dispositive power 10,590,542; aggregate amount beneficially owned 10,590,542 (2.3% of the class)
  Comment: The reported total in Rows 6 and 8 includes 10,590,542 shares of Class B common stock held directly by West Clay. Mr. Venturo serves as the managing member of West Clay and in such capacity may be deemed to exercise voting and investment discretion over the securities directly held by it.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 419,028,081 shares of the Issuer's Class A common stock outstanding as of January 31, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 2, 2026.
- YOLO APV Trust: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 182,679; sole dispositive power 0; shared dispositive power 182,679; aggregate amount beneficially owned 182,679 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 182,679 shares of Class A common stock held directly by the APV Trust. Mr. Venturo has the power to remove and replace the APV Trust's third-party trustee.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 419,028,081 shares of the Issuer's Class A common stock outstanding as of January 31, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 2, 2026.
- YOLO ECV Trust: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); sole voting power 0; shared voting power 182,687; sole dispositive power 0; shared dispositive power 182,687; aggregate amount beneficially owned 182,687 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 182,687 shares of Class A common stock held directly by the ECV Trust. Mr. Venturo has the power to remove and replace ECV Trust's third-party trustee.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 419,028,081 shares of the Issuer's Class A common stock outstanding as of January 31, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 2, 2026.
- Mohammad Shafi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 22,500; shared voting power 0; sole dispositive power 22,500; shared dispositive power 0; aggregate amount beneficially owned 22,500 (0% of the class)
  Comment: The reported total in Rows 6 and 8 includes 22,500 shares of Class A common stock held directly by Mr. Venturo's father-in-law, who is a member of Mr. Venturo's household.
  
  The percentage reported in Row 11 represents direct beneficial ownership of less than one-tenth of one percent of the Issuer's Class A common stock and was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 419,028,081 shares of the Issuer's Class A common stock outstanding as of January 31, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 2, 2026.

## Item 1. Issuer
Name of issuer: COREWEAVE, INC.
Address of issuer's principal executive offices: 290 West Mt. Pleasant Avenue, Suite 4100, Livingston, NJ, 07039.

## Item 2. Person Filing
Name of person filing:
Brian M. Venturo, an Individual ("Mr. Venturo")
Heather Shafi, an Individual ("Ms. Shafi")
2023 Venturo Family GRAT dated June 30, 2023, a trust formed under the laws of New Jersey (the "2023 GRAT")
Venturo Family 2024 Friends and Family GRAT, a trust formed under the laws of New Jersey (the "F&F GRAT")
Venturo Family GST Exempt Trust dated June 30, 2023, a trust formed under the laws of New Jersey ("GST Exempt Trust")
West Clay Capital LLC, a Delaware limited liability company ("West Clay")
YOLO APV Trust, a trust formed under the laws of New Jersey (the "APV Trust")
YOLO ECV Trust, a trust formed under the laws of New Jersey (the "ECV Trust"), and
Mohammad Shafi, an Individual ("Mr. Shafi" and, together with Mr. Venturo, Ms. Shafi, the 2023 GRAT, the F&F GRAT, the GST Exempt Trust, West Clay, the APV Trust, and the ECV Trust, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

290 West Mt. Pleasant Avenue, Suite 4100
Livingston, NJ 07039
Citizenship: Mr. Venturo, Ms. Shafi, and Mr. Shafi are citizens of the United States of America. Each of the 2023 GRAT, the F&F GRAT, the GST Exempt Trust, the APV Trust, and the ECV Trust is formed and established in the State of New Jersey. West Clay is organized in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of March 31, 2026, the Reporting Persons beneficially owned an aggregate 34,327,941 shares of the Issuer's capital stock.

As of March 31, 2026, Mr. Venturo was the direct beneficial owner of 9,885,980 of the shares of the Issuer's securities described in the preceding paragraph, which consist of: (i) 285,327 shares of the Issuer's Class A common stock; (ii) 5,343,347 shares of the Issuer's Class B common stock; (iii) 4,245,920 shares issuable upon the exercise of stock options which are vested and exercisable within 60 days of March 31, 2026; and (iv) 11,386 shares of Class A common stock subject to restricted stock units which shall vest within 60 days of March 31, 2026. The aforementioned stock options are exercisable for shares of Class A common stock and thereupon may be exchanged on a one-for-one basis for shares of the Issuer's Class B common stock pursuant to an agreement between Mr. Venturo and the Issuer. All shares of the Issuer's Class B common stock are convertible on a one-for-one basis into shares of the Issuer's Class A common stock at any time, at the election of the holder or automatically upon certain transfers, whether or not for value, and may be subject to mandatory conversion upon the occurrence of certain events described in the Issuer's amended and restated certificate of incorporation.

As of March 31, 2026, Mr. Venturo was the indirect beneficial owner of 18,146,561 of the shares of the Issuer's securities described in the second paragraph of this Item 4(a), which consist of: (i) 5,402,057 shares of Class B common stock directly held by the 2023 GRAT; (ii) 1,788,596 shares of Class B common stock directly held by the F&F GRAT; (iii) 10,590,542 shares of Class B common stock directly held by West Clay; (iv) 182,679 shares of Class A common stock directly held by the APV Trust; and (v) 182,687 shares of Class A common stock directly held by the ECV Trust. Mr. Venturo serves as trustee of the 2023 GRAT and the F&F GRAT, and as the managing member of West Clay. Mr. Venturo also has the power to remove and replace the trustee of the APV Trust and the ECV Trust. Mr. Venturo may be deemed to exercise voting and investment discretion over securities held by each such party by virtue of the aforementioned powers.

However, Mr. Venturo expressly disclaims beneficial ownership of the securities reported herein as being held directly by his father-in-law, Mohammad Shafi, pursuant to Rule 13d-4, and the filing of this Statement shall not be construed as an admission that Mr. Venturo is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of such securities.

As of March 31, 2026, Ms. Shafi, Mr. Venturo's spouse, was the direct beneficial owner of 2,001,900 of the securities described in the second paragraph of this Item 4(a) and the indirect beneficial owner of 4,271,000 shares of Class B common stock directly held by the GST Exempt Trust. Ms. Shafi serves as trustee of the GST Exempt Trust and may be deemed to exercise voting and investment discretion over securities held by it in such capacity.

Additionally, as of March 31, 2026, each of the following Reporting Persons may also be deemed to share beneficial ownership with Mr. Venturo or Ms. Shafi over the following portions of the aggregate number of securities described in the second paragraph of this Item 4(a): (i) the 2023 GRAT directly beneficially owned 5,402,057 shares of Class B common stock; (ii) the F&F GRAT directly beneficially owned 1,788,596 shares of Class B common stock; (iii) the GST Exempt Trust directly beneficially owned 4,271,000 shares of Class B common stock; (iv) West Clay directly beneficially owned 10,590,542 shares of Class B common stock; (v) the APV Trust directly beneficially owned 182,679 shares of Class A common stock; and (vi) the ECV Trust directly beneficially owned 182,687 shares of Class A common stock.

Finally, as of March 31, 2026, Mr. Shafi directly beneficially owned 22,500 shares of Class A common stock.
Percent of class:
As of March 31, 2026, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate 7.6% of the Issuer's outstanding Class A common stock. Of that total, beneficial ownership was attributable as follows:

Mr. Venturo: 6.2%
Ms. Shafi: 1.4%
2023 GRAT: 1.2%
F&F GRAT: 0.4%
GST Exempt Trust: 0.9%
West Clay: 2.3%
APV Trust: 0.0% (Less than one tenth of 1%)
ECV Trust: 0.0% (Less than one tenth of 1%)
Mr. Shafi: 0.0% (Less than one tenth of 1%)

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 419,028,081 shares of the Issuer's Class A common stock outstanding as of January 31, 2026, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on March 2, 2026.
Sole power to vote or to direct the vote:
Mr. Venturo: 9,885,980
Ms. Shafi: 2,001,900
2023 GRAT: 0
F&F GRAT: 0
GST Exempt Trust: 0
West Clay: 0
APV Trust: 0
ECV Trust: 0
Mr. Shafi: 22,500
Shared power to vote or to direct the vote:
Mr. Venturo: 18,146,561
Ms. Shafi: 4,271,000
2023 GRAT: 5,402,057
F&F GRAT: 1,788,596
GST Exempt Trust: 4,271,000
West Clay: 10,590,542
APV Trust: 182,679
ECV Trust: 182,687
Mr. Shafi: 0
Sole power to dispose or to direct the disposition:
Mr. Venturo: 9,885,980
Ms. Shafi: 2,001,900
2023 GRAT: 0
F&F GRAT: 0
GST Exempt Trust: 0
West Clay: 0
APV Trust: 0
ECV Trust: 0
Mr. Shafi: 22,500
Shared power to dispose or to direct the disposition:
Mr. Venturo: 18,146,561
Ms. Shafi: 4,271,000
2023 GRAT: 5,402,057
F&F GRAT: 1,788,596
GST Exempt Trust: 4,271,000
West Clay: 10,590,542
APV Trust: 182,679
ECV Trust: 182,687
Mr. Shafi: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Brian Venturo: /s/ Brian M. Venturo, Brian M. Venturo/an Individual (05/15/2026)
- Heather Shafi: /s/ Heather Shafi, Heather Shafi/an Individual (05/15/2026)
- 2023 Venturo Family GRAT dated June 30, 2023: /s/ Brian M. Venturo, Brian M. Venturo/its Trustee (05/15/2026)
- Venturo Family 2024 Friends and Family GRAT: /s/ Brian M. Venturo, Brian M. Venturo/its Trustee (05/15/2026)
- Venturo Family GST Exempt Trust dated June 30, 2023: /s/ Heather Shafi, Heather Shafi/its Trustee (05/15/2026)
- West Clay Capital LLC: /s/ Brian M. Venturo, Brian M. Venturo/Managing Member (05/15/2026)
- YOLO APV Trust: /s/ Adrian Padkowsky, Adrian Padkowsky/its Trustee (05/15/2026)
- YOLO ECV Trust: /s/ Adrian Padkowsky, Adrian Padkowsky/its Trustee (05/15/2026)
- Mohammad Shafi: /s/ Mohammad Shafi, Mohammad Shafi/an Individual (05/15/2026)